SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

December 13, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23753F 107	13G	Page 2 of 7 Pages

1	Names of Reporting Persons Lyons Capital, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,114,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,114,247
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,114,247(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	This amount reflects the number of shares of Common Stock, par value $0.0001 per share (“Common Stock”) of the Issuer that is beneficially owned by the Reporting Person.
(2)	There were 57,169,408 shares of Common Stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

CUSIP No. 23753F 107	13G	Page 3 of 7 Pages

1	Names of Reporting Persons The Lyons Community Property Trust, dated June 15, 1979
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,114,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,114,247
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,114,247(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4% (2)
12	Type of Reporting Person (See Instructions) OO, HC

(1)	This amount reflects the number of shares of Common Stock of the Issuer held by Lyons Capital, LLC, for which the Reporting Person is the sole member. The Reporting Person has the right to remove and replace the manager of Lyons Capital, LLC and so is deemed to be the beneficial owner of the reported shares of Common Stock.
(2)	There were 57,169,408 shares of Common Stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

CUSIP No. 23753F 107	13G	Page 4 of 7 Pages

1	Names of Reporting Persons Phillip N. Lyons
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 3,114,247
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,114,247
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,114,247(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4% (2)
12	Type of Reporting Person (See Instructions) IN, HC

(1)	This amount reflects the number of shares of Common Stock of the Issuer held by Lyons Capital, LLC, for which the Reporting Person is the sole manager. The Reporting Person is also the co-trustee of the Lyons Community Property Trust, dated June 15, 1979.
(2)	There were 57,169,408 shares of Common Stock outstanding as of May 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

CUSIP No. 23753F 107	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer:

Daseke, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

15455 Dallas Parkway

Suite 550

Addison, Texas 75001

Item 2.

(a)	Name of Person Filing:

(b)	Address of Principal Business Office or, if None, Residence:

(c)	State of Formation/Citizenship:

Lyons Capital, LLC

5000 Birch Street, Suite 5500

Newport Beach, CA 92660

State of Formation: California

The Lyons Community Property Trust, dated June 15, 1979

5000 Birch Street, Suite 5500

Newport Beach, CA 92660

State of Formation: California

Phillip N. Lyons

36 Harbor Island

Newport Beach, CA 92660

Citizenship: United States

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

23753F 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 23753F 107	13G	Page 6 of 7 Pages

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 23753F 107	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

LYONS CAPITAL, LLC

By:	/s/ Phillip N. Lyons
Phillip N. Lyons
Sole Manager

THE LYONS COMMUNITY PROPERTY TRUST, DATED JUNE 15, 1979

By:	/s/ Phillip N. Lyons
Phillip N. Lyons
Co-Trustee

By:	/s/ Mary A. Lyons
Mary A. Lyons
Co-Trustee

/s/ Phillip N. Lyons
PHILLIP N. LYONS